UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 January 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Interim results, six months ended 31 December 2019 30 January 2020

Delivering consistent performance and broad based growth

●
Reported net sales (£7.2 billion) increased 4.2% driven by organic growth. Reported operating profit (£2.4 billion) increased 0.5%, driven by organic growth offset by unfavourable exchange, exceptional operating items and acquisitions and disposals

●
All regions contributed to broad based organic net sales growth, up 4.2%, with organic volume up 0.2%

●
Organic operating profit grew 4.6%, ahead of organic net sales, driven by productivity benefits from everyday cost efficiencies and strong price/mix, partially offset by cost inflation and upweighted marketing investment

●
We continue to deliver consistently solid cash flow with net cash from operating activities at £1.3 billion, £0.3 billion lower than prior period and free cash flow at £1.0 billion, £0.4 billion lower than prior period largely due to one-off tax impacts and timing of tax payments

●
Basic eps of 79.2 pence decreased by 2.1% due to prior year exceptional gains. Pre-exceptional eps grew 4.2% to 80.2 pence, driven by higher operating profit and the capital return programme

●
Interim dividend increased 5% to 27.41 pence per share

See Explanatory Notes for explanation and reconciliation of non-GAAP measures.

Ivan Menezes, Chief Executive, commenting on the results said:

"Diageo has delivered another good, consistent set of results in the first half, with broad based organic net sales growth across regions and categories. We have continued to increase investment behind marketing and growth initiatives, while expanding organic operating margins.

During the half, we returned £1.1bn to shareholders via share buybacks, as part of our plan to return up to £4.5 billion of capital to shareholders for the period Fiscal 20 to Fiscal 22. We have also delivered another half of solid free cash flow at almost £1 billion.

These results reflect the changes we are making in the business to drive shifts in our culture. They are in line with our current mid-term guidance and have been delivered in the face of increased levels of volatility in India, Latin America and Caribbean and Travel Retail.

For the full year, we therefore expect organic net sales growth to be towards the lower end of our 4 to 6% mid-term guidance range. We continue to expect organic operating profit to grow roughly one percentage point ahead of organic net sales.

There is ongoing uncertainty in the global trade environment and we would not be immune from further policy changes. We remain focused on building the long-term health of our brands, supported by data-led insights and a culture of everyday efficiency. With the consumer at the heart of the business and with greater agility and discipline in the execution of our strategy, we are growing Diageo in a consistent, sustainable way."

Key financial information
Six months ended 31 December 2019

Summary financial information

	P6	F20 H1	F19 H1	Organicgrowth %	Reported growth%
Volume	EUm	130.5	130.5	0	0
Net sales	£ million	7,200	6,908	4	4
Marketing	£ million	1,116	1,054	6	6
Operating profit before exceptional items	£ million	2,501	2,451	5	2
Exceptional operating charges(i)	£ million	(59)	(21)
Operating profit	£ million	2,442	2,430		0
Share of associate and joint venture profit after tax	£ million	176	179		(2)
Non-operating exceptional gain(i)	£ million	—	146
Net finance charges	£ million	(154)	(128)
Exceptional taxation (charge)/credit(i)	£ million	14	(30)
Tax rate including exceptional items	%	21.5	21.3		1
Tax rate before exceptional items	%	21.6	21.2		2
Profit attributable to parent company’s shareholders	£ million	1,865	1,976		(6)
Basic earnings per share	pence	79.2	80.9		(2)
Earnings per share before exceptional items	pence	80.2	77.0		4
Interim dividend	pence	27.41	26.1		5

(i)
For further details of exceptional items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.

Outlook for exchange
Using exchange rates £1 = $1.31; £1 = €1.19, the exchange rate movement for the year ending 30 June 2020 is estimated to unfavourably impact net sales by approximately £110 million and operating profit by approximately £40 million.

Outlook for tax
The tax rate before exceptional items for the six months ended 31 December 2019 was 21.6% compared with 21.2% in the prior comparable period. We continue to expect a tax rate before exceptional items for the year ending 30 June 2020 to be in the range of 21% to 22%. For further details on taxation see Summary Income Statement (e) Taxation and Notes, Taxation.

Return of capital
On 25 July 2019, the Board approved plans for a further return of capital programme of up to £4.5 billion to shareholders over the three-year period 1 July 2019 to 30 June 2022, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions.

On 1 August 2019, Diageo entered into a non-discretionary agreement with a third party to execute the first phase of this return of capital programme to enable the company to buy back shares up to a maximum of £1.25 billion by 31 January 2020.

In the six months to 31 December 2019, £1.1 billion has been spent to repurchase 34.6 million shares and these shares have been cancelled.

Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was largely attributable to the disposal of the portfolio of 19 brands to Sazerac in the prior year.

For further details on the impact of acquisitions and disposals see Explanatory Notes, Acquisitions and disposals.

(i)
Net sales (£ million)

Reported net sales grew
4.2
%
Organic net sales grew 4.2%

(i

Net sales	£ million
F19 H1	6,908
Exchange(i)	52
Acquisitions and disposals	(46)
Volume	11
Price/mix	275
F20 H1	7,200

(i)
Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Reported net sales grew 4.2%, driven by organic growth and favourable exchange which was partially offset by acquisitions and disposals.

Organic volume growth of 0.2% and 4.0% positive price/mix delivered 4.2% organic net sales growth. All regions reported organic net sales growth.

Operating profit (£ million)

Reported operating profit grew 0.5%

Organic operating profit grew 4.6%

Operating profit	£ million
F19 H1	2,430
Exceptional operating items	(38)
Exchange	(15)
Acquisitions and disposals	(45)
Organic movement	110
F20 H1	2,442

Reported operating profit was up 0.5% driven by organic growth, partially offset by unfavourable exchange, the impact of acquisitions and disposals and exceptional items.

Organic operating profit grew ahead of net sales at 4.6%.

Operating margin (%)

Reported operating margin declined 126bps

Organic operating margin increased 13bps

Operating margin	ppt
F19 H1	35.2
Exceptional operating items	(0.52)
Exchange	(0.46)
Acquisitions and disposals	(0.41)
Gross margin	(0.65)
Marketing	(0.25)
Other operating items	1.03
F20 H1	33.9

Reported operating margin declined 126bps driven by exceptional items, unfavourable exchange and the impact from acquisitions and disposals, partially offset by organic operating margin improvement.

Organic operating margin improved 13bps driven by productivity benefits from cost efficiencies and strong price/mix, partially offset by cost inflation and higher marketing investment.

Basic earnings per share (pence)

Basic eps decreased 2.1% from 80.9 pence to 79.2 pence

Eps before exceptional items increased 4.2% from 77 pence to 80.2 pence

(

Basic earnings per share	pence
F19 H1	80.9
Exceptional items after tax	(4.9)
Exchange on operating profit	(0.6)
Acquisitions and disposals(i)	(1.4)
Organic operating profit growth	4.5
Associates and joint ventures	(0.1)
Finance charges(ii)	0.3
Tax(iii)	(1.3)
Share buyback(i)	1.7
Non-controlling interests	0.1
F20 H1	79.2

(i)
Includes finance charges net of tax.
(ii) Excludes finance charges related to acquisitions, disposals and share buyback.
(iii)
Excludes tax related to acquisitions, disposals and share buybacks.

Eps before exceptional items increased 3.2 pence as organic operating profit growth and the share buyback programme more than offset the higher tax charge and impact from acquisitions and disposals.

Basic eps decreased 1.7 pence principally due to a prior year exceptional gain.

Free cash flow (£ million)

Net cash from operating activities(i)(ii) was £1,288 million

Free cash flow(ii) was 966 million

Free cash flow	£ million
F19 H1	1,346
Exchange(iii)	(15)
Operating profit(iv)	69
Working capital(v)	(22)
Capex	(64)
Tax	(318)
Interest	(48)
Other(vi)	18
F20 H1	966

(i) Net cash from operating activities excludes net capex and movements in loans and other investments (F20 H1- £(322) million; F19 H1
        £(258) million).
(ii)
Net cash from operating activities and free cash flow for the six months ended 31 December 2019 has benefited by £32 million as a result of the adoption of IFRS 16 on 1 July 2019.
(iii)
Exchange on operating profit before exceptional items.
(iv)
Operating profit excludes exchange, depreciation and amortisation, post employment charges and other non-cash items.
(v)
Working capital movement includes maturing inventory.
(vi)
Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £1,288 million, a decrease of £316 million compared to the prior period. Free cash flow was £966, £380 million lower compared to prior period as growth in operating profit was offset by higher tax payments, increased capital expenditure and higher interest charges. Higher tax payments were driven by changes in the timing of instalments and one-off items, including the settlement made with French tax authorities.

Return on average invested capital (%)(i)

ROIC decreased 33bps

Return on average invested capital	ppt
F19 H1	17.8
Exchange	0.09
Acquisitions and disposals	(0.34)
Organic operating profit growth	0.97
Associates and joint ventures	(0.14)
Tax	(0.29)
Other	(0.62)
F20 H1	17.5

(i)
ROIC calculation excludes exceptional items and includes an adverse impact of 20bps as a result of the adoption of IFRS 16 on 1 July 2019.

ROIC decreased 33bps against the prior comparable period as organic operating profit growth was offset by increased tax, the impact of acquisitions and disposals and other movements, primarily net capex investment.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	2	0.5	6	146	5	21	2	19
Europe and Turkey	(1)	(0.3)	2	33	3	8	—	1
Africa	2	0.3	3	27	7	6	4	6
Latin America and Caribbean	(1)	(0.1)	1	8	3	3	1	3
Asia Pacific	(1)	(0.4)	6	79	12	24	6	23
Corporate	—	—	(4)	(1)	—	—	(3)	(2)
Diageo	—	—	4	292	6	62	2	50

Organic growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	3	0.7	6	129	6	22	5	56
Europe and Turkey	(1)	(0.3)	3	42	4	11	2	10
Africa	2	0.3	5	40	5	5	13	19
Latin America and Caribbean	(1)	(0.1)	2	14	2	2	3	7
Asia Pacific	(1)	(0.4)	4	62	11	22	6	23
Corporate	—	—	(4)	(1)	—	—	(6)	(5)
Diageo	—	0.2	4	286	6	62	5	110

(i) Before operating exceptional items.

Notes to the business and financial review

Unless otherwise stated:

●
commentary below refers to organic movements
●
volume is in millions of equivalent units (EUm)
●
net sales are sales after deducting excise duties
●
percentage movements are organic movements
●
share refers to value share

See Explanatory Notes for explanation of the calculation and use of non-GAAP measures.

BUSINESS REVIEW
Six months ended 31 December 2019
North America

North America delivered net sales growth of 6%, with growth across all three key markets. In US Spirits, net sales increased 6%. Tequila net sales grew strongly at 35%. Both Don Julio and Casamigos delivered double digit growth and gained further share in the category. Crown Royal net sales increased by 11% and the brand continued to gain share driven by the sustained performance of Crown Royal Regal Apple, as well as the limited time offer Crown Royal Peach. Scotch net sales grew by 4% driven by good performances from Buchanan's, Oban and Lagavulin and slightly benefited from buy-in due to tariff uncertainty. Johnnie Walker declined 3%, lapping last year's strong performance of "White Walker by Johnnie Walker". Vodka net sales were down 5%, with Smirnoff continuing to stabilise, supported by the ongoing success of Smirnoff Zero Sugar Infusions but offset by a decline in Cîroc and Ketel One. Captain Morgan net sales grew 1% supported by increased marketing investment as well as lapping a softer performance in prior year. Diageo Beer Company USA grew net sales 11% with continued strong performance of ready to drink driven by good growth across the Smirnoff RTD range. Beer net sales grew by 4%, building momentum and gaining share. Net sales in Canada increased 7% with strong broad based growth across categories. North America operating margin declined 16bps, mainly driven by market mix, with Diageo Beer Company USA growing ahead of the rest of the business.

Key financials £ million:
	F19 H1	FX	Acquisitionsand disposals	Organic movement	Other (v)	F20 H1	Reported movement%
Net sales	2,356	54	(37)	129	—	2,502	6
Marketing	383	(2)	1	22	—	404	5
Operating profit	1,101	7	(40)	56	(4)	1,120	2

Markets:					Global giants, local stars and reserve(i):
	Organic volume movement	Reported volume movement	Organicnet sales movement	Reportednet sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	3	2	6	6	Crown Royal	10	11	14
					Smirnoff	(2)	—	4
US Spirits(ii)	2	(3)	6	5	Captain Morgan	1	1	4
DBC USA	9	9	11	14	Johnnie Walker	(4)	(5)	(3)
Canada	4	1	7	7	Ketel One(iv)	(1)	(3)	1
					Cîroc vodka	(11)	(9)	(7)
Spirits	2	1	6	6	Baileys	4	7	9
Beer	—	—	4	6	Guinness	1	4	7
Ready to drink	16	18	19	22	Tanqueray	(1)	2	4
					Don Julio	26	26	25
					Bulleit	7	4	7
					Buchanan’s	6	9	12

(i)
Spirits brands excluding ready to drink.
(ii)
Reported US Spirits volume, and net sales, growth include impacts from the disposal of a portfolio of 19 brands to Sazerac.
(iii)
Organic equals reported volume movement.
(iv)  Ketel One includes Ketel One vodka and Ketel One Botanical.
(v)
The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.

●
Net sales in US Spirits were up 6%, broadly in line with depletions with a slight increase in scotch stock levels driven by customer pull caused by tariff uncertainty offset by other brands in the half. Crown Royal grew net sales by 11% gaining further category share, driven by the continued growth of Crown Royal Regal Apple, and accelerated momentum behind the limited time offer Crown Royal Peach. This momentum is supported by continued marketing investment, which was up-weighted last year. In scotch, Johnnie Walker net sales declined 3%. The Game of Thrones inspired innovation, "Johnnie Walker Game of Thrones Limited Editions A Song of Ice and a Song of Fire", has performed well, but is lapping last year's highly successful "White Walker by Johnnie Walker". Malts continued to perform well with strong growth from Oban and Lagavulin. In vodka net sales were down 5%, driven mainly by Cîroc. Smirnoff continued to stabilise, with strong price/mix growth due to a reduction in promotional volume. Smirnoff Zero Sugar Infusions innovation, launched in May 2019, continues to gain momentum. Cîroc vodka continued to decline, albeit at a slower rate. Cîroc Summer Watermelon limited time offer performed well over the summer and Cîroc White Grape was launched for the winter season. Ketel One declined, with strong core Ketel One vodka performance more than offset by a decline in Ketel One Botanical as it lapped last year's highly successful launch. In tequila, Don Julio and Casamigos had strong double digit growth and gained share in the rapidly growing tequila category. Don Julio continued its media investment to drive awareness and strengthen its authenticity positioning. Casamigos further strengthened its distribution coverage and improved its rate of sale. Captain Morgan net sales grew 1% as marketing investment increased behind the brand and lapped softer performance last year. Baileys net sales grew by 9%, benefiting from the launch of Baileys Red Velvet Limited Edition. Bulleit net sales were up 4% with the brand continuing to gain share.
●
Diageo Beer Company USA net sales increased 11%, driven by ready to drink growth of 21% with continued strong growth across the Smirnoff ready to drink range. In beer, net sales were up 4%, with Guinness up 5% supported by an increased focus on its brewing credentials. Visitor numbers to the Guinness Open Gate Brewery and Barrel House continue to grow, supporting the brand's performance.
●
Net sales in Canada grew 7%, driven by continued growth in spirits and ready to drink. Vodka grew 7% with Smirnoff No.21 Red continuing to grow following the launch of the new global campaign. Cîroc and Ketel One both grew double digits. Crown Royal also grew double digit, gaining market share and strengthening its leadership position in this growing Canadian whiskey category. Performance was supported by the launch of a new "generosity" campaign connecting the brand to its roots. Scotch also grew double digit with Johnnie Walker Black Label becoming the #1 selling scotch brand in Canada. Ready to drink also grew net sales at double digit, with Smirnoff Ice retaining its #1 position in the market.
●
Marketing grew 6% in line with net sales growth, following last year's up-weighted investment. Marketing effectiveness analytic tools continued to enhance our investment decisions, strengthening brand equity and delivering sustainable growth.

Europe and Turkey

Europe and Turkey delivered organic net sales growth of 3%, reflecting consistent performance in Europe and double digit growth in Turkey. In Europe, growth was driven by Continental Europe and Great Britain. Gin grew 1% driven by Tanqueray in Continental Europe, partially offset by a decline in Gordon's in Great Britain due to lapping strong prior period innovation performance. Beer net sales growth was flat with growth in Guinness offset by a decline in other lager brands in Ireland. Scotch was up 1% driven by scotch malts but partially offset by Bell's in Great Britain and Haig in Greece. Baileys was up 7% largely driven by Baileys Original in Great Britain and Continental Europe. Smirnoff net sales grew 1% driven by Great Britain. Captain Morgan grew double digit driven by Great Britain, France and Continental Europe. Tequila grew double digit with growth across all markets. Ready to drink grew 5% driven by Smirnoff and Gordon's premix range. Reserve was up 11% largely driven by scotch and tequila. In Turkey, net sales were up 13% due to inflation and excise duty led price increases. Operating margin declined 34bps as positive price/mix and productivity savings were offset by up-weighted marketing investment, as well as inflationary cost pressures in Turkey.

Key financials £ million:
	F19 H1	FX	Acquisitionsand disposals	Organic movement	F20 H1	Reported movement%
Net sales	1,633	(13)	4	42	1,666	2
Marketing	260	(4)	1	11	268	3
Operating profit	614	(6)	(3)	10	615	—

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe and Turkey					Guinness	1	2	—
	(1)	(1)	3	2	Johnnie Walker	(1)	(3)	(3)
					Smirnoff	(4)	1	(1)
Europe	(1)	(1)	3	2	Baileys	10	7	7
Turkey	(5)	(5)	13	15	Yenì Raki	(16)	2	5
					Captain Morgan	7	12	12
Spirits	(1)	(1)	3	3	JƐB	(3)	(1)	(3)
Beer	(1)	(1)	—	(2)	Tanqueray	6	6	5
Ready to drink	2	2	5	2

(i) Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.

●
In Europe, net sales were up 3%:
●
In Great Britain, net sales grew 2%. Performance was mainly driven by Guinness, Baileys and Captain Morgan, partly offset by a decline in Gordon's due to lapping a strong prior year innovation, and the continued impact of commercial negotiations following prior year pricing decisions. Guinness performance benefited from growth of Guinness Draught in the on-trade and key digital activations targeting specific after-work occasions. Baileys' strong performance was driven by focused promotional activity, while Captain Morgan's growth was due to strong on-trade performance.
●
Ireland net sales declined by 1%. Beer was down 2% with Guinness flat and a decline in other lager brands partially offset by the continued success of Rockshore Lager and Rockshore Cider innovations. Spirits grew 1%, driven by vodka and rum.
●
In Continental Europe, net sales were up 5%:
●
Iberia net sales grew 1%, driven by positive price/mix and improvements in scotch and tequila.
●
In Central Europe net sales grew 12%, benefiting from lapping a soft prior year. Strong scotch performance was due to effective Johnnie Walker activations and the "Game of Thrones Single Malt Scotch Whisky Collection". Baileys also contributed to the growth on the back of key outlet activations.
●
In Northern Europe net sales were up 9% driven by net revenue initiatives in scotch and optimised promotions of Baileys.
●
In the Mediterranean Hub, net sales grew 1%. Positive performance of gin in Italy was offset by weak scotch performance in Greece.
●
In Europe Partner Markets, net sales were flat as we drove commercial footprint efficiencies which led to inventory reduction. Gin and rum growth was partly offset by a decline in Guinness distribution sales.
●
Russia net sales were down 7%, due to declines in scotch and rum.
●
France net sales grew 3%. Continued double digit growth of Captain Morgan was driven by format innovations, partially offset by soft scotch performance.
●
In Turkey, net sales grew 13% despite a decline of 5% in volume. This reflected the impact of price increases taken in response to increases in excise duties and inflation. Growth was largely driven by premium Raki, wine and scotch, with strong growth in Johnnie Walker.
●
Marketing investment increased 4%, marginally ahead of net sales. Increased investment was primarily driven by rugby sponsorship and summer time campaigns.

Africa

Africa delivered organic net sales growth of 5%, with growth across East Africa and Africa Regional Markets, Nigeria returning to growth and a decline in South Africa. In East Africa and Africa Regional Markets net sales grew 10% and 5%, respectively, driven by strong growth in spirits in both markets and double digit growth in beer in East Africa. Net sales in Nigeria grew 1%, with beer flat and growth in mainstream spirits. In South Africa, net sales declined 4% with double digit growth in gin offset by a decline in scotch and vodka. Across Africa, beer net sales were up 5% driven by strong growth in Senator Keg, Serengeti Lite and Malta, partially offset by declines in Meta and Satzenbrau. Guinness net sales were flat driven by strong growth in Nigeria offset by a decline in Africa Regional Markets following one-off supply challenges. Spirits delivered good net sales growth driven by scotch in Africa Regional Markets and East Africa as well as strong growth of Tanqueray, offset by a decline in vodka in South Africa. Scotch net sales were up 9% driven by Johnnie Walker, up 13%, which saw double digit growth in Johnnie Walker Black Label in Africa Regional Markets and East Africa. Operating margin improved by 139bps driven by improved price/mix through premiumisation and the continued benefit from productivity initiatives more than offsetting cost inflation.

Key financials £ million:
	F19 H1	FX	Acquisitions and disposals	Organic movement	F20 H1	Reported movement%
Net sales	821	(1)	(12)	40	848	3
Marketing	91	1	—	5	97	7
Operating profit	153	(11)	(2)	19	159	4

Markets:					Global giants and local stars(i):
	Organic volume movement(iii)	Reported volume movement	Organicnet sales movement	Reported net sales movement		Organic volume movement(ii)	Organicnet sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa	2	2	5	3	Guinness	(3)	—	1
					Johnnie Walker	18	13	12
East Africa	6	5	10	11	Smirnoff	(11)	(9)	(10)
Africa Regional Markets	(4)	(4)	5	—
Nigeria	12	13	1	5	Other beer:
South Africa	(8)	(9)	(4)	(11)
					Malta	(8)	5	1
Spirits	4	4	7	6	Tusker	(2)	2	3
Beer	—	—	5	5	Senator	14	17	19
Ready to drink	7	—	6	(12)	Serengeti	22	27	30

(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
Organic equals reported volume movement, except for South Africa and East Africa impacted by acquisitions and disposals.

●
In East Africa, net sales grew by 10%. Kenya grew strongly driven by double digit growth across key spirits categories in scotch, vodka and gin and Tanzania continued to grow double digit. Beer net sales grew 10% led by strong growth in Serengeti in Tanzania, Senator in Kenya, and the launch of Guinness Smooth in Kenya.

●
In Africa Regional Markets, net sales increased by 5% with double digit growth in Ghana driven by beer, and scotch in Central and Southern Emerging Markets. These were partially offset by a decline in Guinness across the region as a result of one-off operational issues impacting supply in Cameroon. Scotch continued to grow high double digit demonstrating the impact of the refreshed Johnnie Walker campaign on the core brand variants.

●
In Nigeria, net sales returned to growth at 1% driven by strong growth in mainstream spirits, Guinness and ready to drink. These were partially offset by declines of Malta and lager.
●
South Africa net sales declined by 4% driven by scotch and vodka. The decline in scotch reflects a slow down in the category due to the broader macroeconomic climate principally in respect of JƐB and Black & White. Similarly, the vodka category, and in particular Smirnoff, has been impacted by the popularity of gin which has gained share with new entrants at competitive price points. This decline was partially offset by strong performance of Tanqueray, which was boosted by the launch of Tanqueray Flor de Sevilla.

●
Marketing investment increased by 5% in line with net sales, through the Johnnie Walker "Highball" campaign and support of new product launches in South Africa and East Africa.

Latin America and Caribbean

Latin America and Caribbean delivered 2% growth in net sales with strong performance in Colombia, Brazil and CCA partially offset by declines in Mexico and PEBAC. Net sales in Colombia grew 22% largely driven by scotch. Brazil grew 7% on the back of a strong gin performance. CCA was up 4% on broad based growth, particularly in scotch. Gin grew double digit driven by the strong growth of Tanqueray in Brazil. Tequila was up 18% across the region, largely driven by Don Julio performance in Mexico. Scotch performance was soft, declining 3%, driven largely by Johnnie Walker in PEBAC and Mexico. This was partially offset by continued momentum in Buchanan's, up 9%, and Old Parr which grew 6% both driven by CCA and Colombia. Operating margin for the region increased 25bps benefiting from productivity led efficiencies offset by adverse product mix impacts.

Key financials £ million:
	F19 H1	FX	Acquisitionsand disposals	Organic movement	Other(iii)	F20 H1	Reported movement%
Net sales	672	(5)	(1)	14	—	680	1
Marketing	110	1	—	2	—	113	3
Operating profit	254	(8)	—	7	4	257	1

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organicnet sales movement	Reported net sales movement		Organic volume movement(ii)	Organicnet sales movement	Reportednet sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	(12)	(12)	(13)
	(1)	(1)	2	1	Buchanan’s	8	9	8
					Smirnoff	9	16	17
PUB	—	—	7	5	Old Parr	3	6	2
Mexico	(1)	(1)	(2)	—	Baileys	(4)	—	(5)
CCA	(3)	(3)	4	1	Ypióca	(3)	(1)	(2)
Andean	25	25	23	14	Black & White	1	2	1
PEBAC	(21)	(20)	(30)	(30)

Spirits	(1)	(1)	1	1
Beer	2	2	4	2
Ready to drink	8	8	15	15

(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
The adjustment to cost of sales reflects the elimination of the fair value changes for biological assets in respect of growing agave plants.

●
In PUB (Paraguay, Uruguay and Brazil), net sales grew 7%. Brazil delivered 7% growth driven by strong growth in gin and price/mix benefits as premiumisation trends continue across categories. Tanqueray drove the growth in gin supported by targeted commercial activations in growing third spaces and more generally in early evening occasions. Scotch net sales grew 4% led by continued White Horse momentum.
●
In Mexico, net sales declined 2%. Strong growth in vodka and tequila was offset by soft scotch performance, impacted by slowing macro-economic trends, challenging trading conditions and lapping the successful "White Walker by Johnnie Walker" innovation in the prior comparable period. Smirnoff grew triple digit as a result of Smirnoff X1 which grew share and is now the largest vodka brand by value sales in Mexico. Don Julio grew double digit as "The Man Behind the Brand" campaign continues to highlight brand history and drive improved relevance.
●
In CCA (Caribbean and Central America), net sales increased 4% benefiting from strong performance across the domestic markets. Growth was broad based led by Buchanan's and Old Parr which both grew double digit driving share gains across key markets. Tequila momentum continued, driven by Don Julio which was supported by Cantina Don Julio activations as well as regional trend influence from neighbouring Mexico and the United States.
●
Andean (Colombia and Venezuela) net sales increased 23% driven by Colombia. Growth was broad based across all key categories led by scotch which delivered double digit growth. Buchanan's continues to lead the premiumisation movement of scotch in Colombia and benefited from expansion into the casual and early evening consumer occasion. Old Parr continued to grow as the brand builds on its strong local heritage. Johnnie Walker grew double digit as increased investment behind visibility, influencer endorsement and digital drove consumer engagement as well as new consumption experiences.
●
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) performance was challenged. Net sales declined 30% driven by social and political instability across key markets. Despite overall industry pressure, driven by macroeconomic conditions, share growth has continued in Peru and Chile. Innovation continues to contribute to overall growth with new launches such as Tanqueray Flor de Sevilla and Smirnoff Bitter Citric.
●
Marketing investment increased 2%, in line with sales growth driven by the key campaigns including Johnnie Walker “A Highball in Every Hand", Buchanan's “#gamechangers”, Old Parr “Life Well Lived” and Tanqueray "Time to Begin".

Asia Pacific

Asia Pacific delivered 4% growth in net sales with strong growth in Greater China and Australia, partially offset by declines in North Asia, Travel Retail Asia and Middle East and a slowdown in growth in India. Greater China grew 24% driven by strong performance in both Chinese white spirits and scotch. Net sales in India grew 2%, reflecting the economic downturn, with growth in IMFL whisky and scotch. Australia net sales grew 13% with broad based growth across categories. South East Asia performance was flat with growth in spirits offset by a decline in Guinness. Travel Retail, Asia and Middle East declined by 18% driven by challenging trading conditions in the Middle East and Hong Kong. Scotch net sales were up 1% across the region led by strong performance in Johnnie Walker and scotch malts in China, Australia and South East Asia offset the net sales decline of Windsor in Korea and Johnnie Walker in Travel Retail and Middle East. Net sales of Reserve brands were up 22% largely driven by Chinese white spirits and Johnnie Walker super deluxe variants. Operating margin increased 33bps driven by price/mix, with productivity led savings partially offset by inflationary challenges in India.

Key financials £ million:
	F19 H1	FX	Acquisitionsand disposals	Organic movement	F20 H1	Reported movement%
Net sales	1,398	17	—	62	1,477	6
Marketing	208	2	—	22	232	12
Operating profit before exceptional items	409	—	—	23	432	6
Exceptional operating items(i)	—				(59)
Operating profit	409				373	(9)

(i) For further details on exceptional operating items see Summary Income Statement, (c) Exceptional items.

Markets:					Global giants and local stars(i):
	Organic volume movement(i)	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organicnet sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	(1)	(1)	4	6	Johnnie Walker	(7)	(1)	1
					McDowell's	—	3	6
India	—	—	2	5	Windsor	(26)	(13)	(16)
Greater China	21	21	24	24	Smirnoff	(2)	4	2
Australia	10	10	13	9	Guinness	2	1	(4)
South East Asia	(4)	(5)	—	3	Bundaberg	4	4	1
North Asia	(6)	(4)	(3)	(3)	Shui Jing Fang(iii)	29	26	26
Travel Retail Asia and Middle East	(29)	(28)	(18)	(19)

Spirits	(1)	(1)	5	7
Beer	1	1	1	(4)
Ready to drink	7	7	6	5

(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

●
In India net sales increased 2%, with growth primarily impacted by a broad based consumption slowdown, and partly hampered by both a temporary supply chain disruption in the first quarter as well as liquidity challenges in certain key markets for scotch. Despite these challenges, the main growth driver was Prestige and Above brands which were up 5% driven by Johnnie Walker and Black & White. This was supported by a solid performance from McDowell’s No.1 enhanced by the continued success of its Platinum range. Net sales in the popular brands segment declined 4%.
●
In Greater China net sales increased 24%, with double digit growth in both Chinese white spirits and scotch. Chinese white spirits grew 25% as a result of continued route to consumer expansion and increased marketing investment. Scotch net sales increased 19% with continued double digit growth in scotch malts and Johnnie Walker super deluxe in mainland China and continued growth in Johnnie Walker and scotch malts in Taiwan. This growth was supported by focused investment behind scotch category development, and a continued expansion in the route to consumer through the development of whisky boutiques and whisky reserve shops.
●
Net sales in Australia grew 13%, driven by strong performance in the scotch, ready to drink, liqueur and gin. Scotch net sales increased 10%, driven by Johnnie Walker Blue Label and the new "Johnnie Walker Game of Thrones Limited Editions A Song of Ice and A Song of Fire" innovation. Ready to drink net sales increased 12% as Gordon's Premium Pink Gin & Soda and Tanqueray & Tonic continued to grow, aided by new innovation through Tanqueray Flor de Sevilla & Soda. Gin grew double digit through Gordon's and Tanqueray whilst Baileys maintained strong growth driven by both core brand and innovation. Bundaberg net sales grew 5% as a result of growth from the core variant Bundaberg UP.
●
In South East Asia, net sales were flat, driven by growth across Vietnam and Indonesia offset by declines in Key Accounts following recent customer price increases. Scotch was the main growth driver with net sales growth of 3%, led by the Game of Thrones inspired innovation "Johnnie Walker Game of Thrones Limited Editions A Song of Ice and A Song of Fire", Johnnie Walker Red Label and Johnnie Walker super deluxe. This was partially offset by a decline in Guinness in Indonesia as a result of a slowdown in the category growth.
●
In North Asia, net sales declined 3% with a declines in Japan and Korea of 2% and 4%, respectively. In Japan, Guinness and Smirnoff Ice grew as a result of the Rugby World Cup, offset by the impact of a consumption tax increase in October 2019, which resulted in declines across gin and the ready to drink category. In Korea, the main driver of decline was Windsor as a result of the continued contraction in the whisky category. This was offset by double digit growth in Guinness following the launch of Hop House 13 Lager.
●
Travel Retail Asia and Middle East, net sales declined 18% due to challenging trading conditions in the Middle East including some reduction of inventory levels and lower passenger traffic including through Hong Kong.
●
Marketing investment increased 12%, ahead of net sales growth, driven by increased investment in Chinese white spirits and the launch of the new Johnnie Walker "Highball" campaign across the region.

CATEGORY AND BRAND REVIEW

Six months ended 31 December 2019

Key categories:
	Organic volume movement(iii) %	Organicnet sales movement %	Reportednet sales movement %
Spirits(i)	—	4	5
Scotch	(3)	—	1
Vodka(ii)(iv)	(1)	(1)	—
Canadian whisky	10	11	10
Rum(ii)	(2)	2	1
Liqueurs	7	7	6
Indian-Made Foreign Liquor (IMFL) whisky	1	3	6
Gin(ii)	(2)	7	7
Tequila	25	31	32
US whiskey	2	6	8
Beer	—	2	2
Ready to drink	10	11	8

(i)
Spirits brands excluding ready to drink.
(ii)
Vodka, rum, gin including IMFL brands.
(iii)
Organic equals reported volume movement except for vodka (2)%, ready to drink 8% and Canadian whisky 9%, which were impacted by acquisitions and disposals.
(iv)
Vodka includes Ketel One Botanical.

●
Scotch represents 26% of Diageo's net sales with global performance softening to flat. The Single Malts portfolio, Buchanan's and Johnnie Walker reserve grew in the period but was offset by Johnnie Walker Black Label and Johnnie Walker Red Label which softened globally. This was driven by challenging trading conditions in Mexico; volatility in travel retail and the Middle East; and  political and economic disruptions in Peru and Chile. Innovation related to the HBO Game of Thrones partnership maintained its value contribution compared to the prior period due to "Johnnie Walker Game of Thrones Limited Editions A Song of Ice and A Song of Fire" and the "Game of Thrones Single Malt Scotch Whisky Collection". Buchanan's grew 9% in both North America and Latin America and Caribbean. Scotch malts were up 17% with broad based double digit growth across all regions driven by core variants, Game of Thrones Six Kingdoms, Prestige Scotch in China and Singleton innovation in Taiwan. Old Parr remained in growth driven by focused activations in Colombia, whilst JƐB slowed its declines in Iberia. Primary scotch brands remained flat largely as growth of Black & White and VAT 69, was offset by declines of Haig in Greece and Bell's in Great Britain. Scotch continued to decline in Korea, driven by Windsor.
●
Vodka represents 11% of Diageo’s net sales and declined by 1% overall, driven by a decline in North America partially offset by growth across all other regions. Vodka performance was driven by Smirnoff growth, offset by a softening of Ketel One and continued declines in Cîroc vodka. Overall, Smirnoff grew 1% with a decline in US Spirits more than offset by growth in rest of the world, led by strong growth in Mexico and Australia. Ketel One was down 1% due to a 4% decline in US Spirits. This was partially offset by growth across other markets. Ketel One core brand growth of 4% was offset by a decline in Ketel One Botanical, a result of lapping last year's success. The decline in Cîroc vodka was driven by US Spirits.
●
Canadian whisky represents 7% of Diageo’s net sales and grew 11%. Strong growth of Crown Royal in US Spirits was driven by Crown Royal innovations such as Crown Royal Regal Apple, Crown Royal Vanilla and the Crown Royal Peach limited time offer. As a result, the brand continues to grow share within its category.
●
Rum represents 6% of Diageo’s net sales and grew 2% largely driven by Captain Morgan growth in Europe and US Spirits.
●
Liqueurs represent 6% of Diageo’s net sales and grew 7% with growth in all regions, except Latin America and Caribbean. Baileys grew 8%, with broad based regional growth, apart from Latin America and Caribbean where it was flat. Performance was driven by a good start on Baileys Red Velvet innovation, and a continued focus on reminding consumers that Baileys is an indulgent treat year-round.
●
IMFL whisky represents 5% of Diageo’s net sales and grew 3% driven by the growth of McDowell’s No. 1, Bagpiper, Director's Special Black and Royal Challenge.
●
Gin represents 4% of Diageo’s net sales and grew 7% with double digit growth in Latin America and Caribbean and Africa. Europe and Turkey, North America and Asia Pacific all grew single digit. Strong growth in gin continued, with double digit growth in Tanqueray and Gordon's growing 2%. Both Tanqueray and Gordon's grew across their core brand and innovation variants, despite lapping a strong prior year.
●
Tequila represents 4% of Diageo’s net sales and grew 31%. The performance was driven by strong double digit growth of Don Julio and Casamigos in US Spirits and Don Julio in Latin America and Caribbean.
●
US whiskey represents 2% of Diageo’s net sales and grew 6%. Performance continued to be driven by good growth in Bulleit in US Spirits.
●
Beer represents 15% of Diageo’s net sales and grew 2%. In Africa beer grew 5%, largely driven by Senator Keg in Kenya and Serengeti in Tanzania which were partially offset by declines in Malta and Guinness in Cameroon, Malta in Nigeria and local brands in Ethiopia. Globally, Guinness grew 1.5%, with growth largely driven by Guinness Draught in Great Britain, Guinness Foreign Extra Stout in Nigeria and Guinness Extra in North America. These were partially offset by declines in Cameroon, Kenya, Ghana and Hop House 13 Lager in Great Britain. In Ireland, Rockshore continued double digit growth.
●
Ready to drink represents 6% of Diageo’s net sales and grew 11% driven by broad based growth across all regions.
Global giants, local stars and reserve(i):
	Organic volume movement(ii) %	Organicnet sales movement %	Reportednet sales movement %
Global giants
Johnnie Walker	(5)	(4)	(3)
Smirnoff	(2)	1	2
Baileys	8	8	8
Captain Morgan	4	5	6
Tanqueray	9	13	13
Guinness	—	1	1
Local stars
Crown Royal	10	11	13
Yenì Raki	(16)	3	5
Buchanan’s	8	9	10
JƐB	(3)	(3)	(4)
Windsor	(26)	(13)	(16)
Old Parr	2	5	2
Bundaberg	4	4	1
Black & White	4	5	6
Ypióca	(3)	(1)	(2)
McDowell's	—	3	6
Shui Jing Fang(iii)	29	26	26
Reserve
Scotch malts	11	17	18
Cîroc vodka	(10)	(9)	(7)
Ketel One(iv)	1	(1)	2
Don Julio	13	25	24
Bulleit	6	4	7

(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.
(iii)
Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)
Ketel One includes Ketel One vodka and Ketel One Botanical.

●
Global giants represent 41% of Diageo’s net sales and grew 1%. Growth was broad based with all brands in growth except for Johnnie Walker. Johnnie Walker was down 4%, driven by declines across all regions, except Africa, which was up double digits. Weak performance on Johnnie Walker in Latin America and Caribbean was driven by political and economic issues and challenging trading conditions in Asia Pacific and the Middle East, and US Spirits was lapping strong "White Walker by Johnnie Walker" innovation.
●
Local stars represent 20% of Diageo’s net sales and grew 8%, largely driven by strong growth of Crown Royal in US Spirits, Chinese white spirits in Asia Pacific, Buchanan's in Latin America and Caribbean, McDowell’s No. 1 in India, and Old Parr in Latin America and Caribbean. This was partially offset by declines of Windsor in Korea and a slowing decline of JƐB in Iberia.
●
Reserve brands represent 21% of Diageo’s net sales and grew 11% largely driven by double digit growth of Don Julio in US Spirits and Mexico, Chinese white spirits, and Casamigos in US Spirits partially offset by declines in Cîroc. Net sales of Johnnie Walker reserve variants were up 6%.

ADDITIONAL FINANCIAL INFORMATION
Six months ended 31 December 2019

SUMMARY INCOME STATEMENT

	31 December 2018	Exchange(a)	Acquisitions and disposals(b)	Organic movement(i)	Fair value remeasure-ment(d)	31 December 2019
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	10,363	85	(58)	441	—	10,831
Excise duties	(3,455)	(33)	12	(155)	—	(3,631)
Net sales	6,908	52	(46)	286	—	7,200
Cost of sales	(2,508)	(57)	7	(148)	4	(2,702)
Gross profit	4,400	(5)	(39)	138	4	4,498
Marketing	(1,054)	2	(2)	(62)	—	(1,116)
Other operating items	(895)	(12)	(4)	34	(4)	(881)
Operating profit before exceptional items	2,451	(15)	(45)	110	—	2,501
Exceptional operating items (c)	(21)					(59)
Operating profit	2,430					2,442
Non-operating items (c)	146					—
Net finance charges	(128)					(154)
Share of after tax results of associates and joint ventures	179					176
Profit before taxation	2,627					2,464
Taxation (e)	(560)					(530)
Profit for the period	2,067					1,934

(i)
For the definition of organic movement see Explanatory Notes, Organic movements.

(a) Exchange
The impact of movements in exchange rates on reported figures for sales and net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, the Indian rupee and the Mexican peso, partially offset by strengthening of sterling against the euro. The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the strengthening of sterling against the US dollar.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2019 is set out in the table below.

Gains/(losses)
£ million
Translation impact	33
Transaction impact	(48)
Operating profit before exceptional items	(15)
Net finance charges – translation impact	(1)
Net finance charges – transaction impact	(2)
Net finance charges	(3)
Associates – translation impact	(3)
Profit before exceptional items and taxation	(21)

	Six months ended 31 December 2019	Six months ended 31 December 2018
Exchange rates
Translation £1 =	$1.26	$1.29
Transaction £1 =	$1.36	$1.31
Translation £1 =	€1.14	€1.12
Transaction £1 =	€1.13	€1.13

(b) Acquisitions and disposals
The acquisitions and disposals movement was mainly attributable to the acquisition of Seedlip Ltd and Anna Seed 83 Ltd and the prior year disposal of a portfolio of 19 brands to Sazerac completed on 20 December 2018.

See Notes, Acquisition of businesses and purchase of non-controlling interests for further details.

(c) Exceptional items
Exceptional operating charges in the six months ended 31 December 2019 were £59 million before tax (2018 - £21 million).
In the six months ended 31 December 2019, an impairment charge of £59 million in respect of the Old Tavern brand in India has been recognised in exceptional operating items. For further details see Notes, Intangible assets.
On 26 October 2018, the High Court of Justice of England and Wales issued a judgment in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgment concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million, with a corresponding charge to exceptional operating items.

Non-operating items in the six months ended 31 December 2019 were £nil (2018 - £146 million income).
Diageo completed the acquisition of Seedlip Ltd and Anna Seed 83 Ltd and certain other smaller businesses resulting in an exceptional step up gain of £8 million.
The completion of the disposal of United National Breweries (UNB), Diageo’s wholly owned sorghum business in South Africa is expected to close in the second half of the financial year. The group has recognised an incremental loss on the sale in the period of £7 million.
The disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.

Non-operating items of £146 million in the six months ended 31 December 2018 comprised:
●
a gain of £154 million in respect of the sale of a portfolio of 19 brands on 20 December 2018 to Sazerac for an aggregate consideration of $550 million (£435 million).
●
a loss of £8 million in respect of the prospective sale of UNB.

See Explanatory Notes, (c) Exceptional items, for the definition of exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of the fair value changes for biological assets in respect of growing agave plants. The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.

(e) Taxation
The reported tax rate for the six months ended 31 December 2019 was 21.5% compared with 21.3% for the six months ended 31 December 2018.
The tax charge for the six months ended 31 December 2019 included a tax credit of £14 million in respect of the Old Tavern brand impairment charge. The tax charge for the six months ended 31 December 2018 included exceptional tax charges of £34 million in respect of the disposal of a portfolio of 19 brands to Sazerac and an exceptional tax credit of £4 million in respect of the equalisation of liabilities for males and females in the Diageo Pension Scheme.
The tax rate before exceptional items for the six months ended 31 December 2019 was 21.6% compared with 21.2% in the six months ended 31 December 2018.
It is expected that the tax rate before exceptional items for the year ended 30 June 2020 will be in the range of 21%-22%.

(f) Dividend
The group aims to increase the dividend each half-year and the decision as to the rate of dividend increase is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2019 dividend cover was 1.9 times. It is expected that a mid-single digit increase in the dividend will be maintained until the cover is operating comfortably in the policy range.
An interim dividend of 27.41 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 28 February 2020. The ex-dividend date is 27 February 2020. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to ordinary shareholders on 9 April 2020. Payment to US ADR holders will be made on 14 April 2020. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 19 March 2020.

(g) Share buyback
On 25 July 2019 the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three year period to 30 June 2022.
During the six months ended 31 December 2019 the group had purchased 34.6 million ordinary shares at a cost of £1,129 million (including £6 million of transaction costs) and has funded the purchases through a combination of operating cash inflows and incremental borrowings. A financial liability of £71 million has been established at 31 December 2019 (30 June 2019 - £26 million; 31 December 2018 - £80 million) representing an additional 2.2 million shares that are expected to be purchased by 29 January 2020.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2019	2018
	£ million	£ million
Net borrowings at 30 June	(11,277)	(9,091)
Free cash flow (a)	966	1,346
Acquisitions (b)	(106)	(32)
Sale of businesses and brands (c)	—	419
Share buyback programme	(1,155)	(1,275)
Proceeds from issue of share capital	1	1
Net sale/(purchase) of own shares for share schemes (d)	33	25
Dividends paid to non-controlling interests	(76)	(76)
Net movements in bonds (e)	1,289	1,754
Purchase of shares of non-controlling interests (f)	(25)	(697)
Net movements in other borrowings (g)	209	220
Equity dividends paid	(1,006)	(993)
Net increase in cash and cash equivalents	130	692
Net increase in bonds and other borrowings	(1,503)	(1,974)
Exchange differences (h)	209	(32)
Other non-cash items (i)	(439)	53
Net borrowings at 31 December	(12,880)	(10,352)

(a) See Key Financial Information, Free cash flow for the analysis of free cash flow.

(b) In the six months ended 31 December 2019 Diageo acquired the remaining share capital of Seedlip Ltd and Anna Seed 83 Ltd (the brand owner of Aecorn) which it did not already own as well as a number of smaller transactions and additional investments in the Distill Ventures programme. Additionally, acquisitions include deferred and contingent consideration paid in respect of previous acquisitions.
In the six months ended 31 December 2018 Diageo acquired the remaining 70% of Copper Dog Whisky Limited that it did not already own, made additional investments in a number of Distill Venture associates and made contingent consideration payments in respect of previous acquisitions.

(c) In the six months ended 31 December 2018 sale of businesses and brands represented the cash received on the disposal of a portfolio of 19 brands sold to Sazerac net of transaction costs.

(d) Net sale/purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £1 million (2018 - £1 million) less receipts from employees on the exercise of share options of £34 million (2018 - £26 million).

(e) In the six months ended 31 December 2019, the group issued bonds of $1,600 million (£1,289 million). In the comparable period the group issued bonds of €2,000 million (£1,754 million).

(f) In the six months ended 31 December 2019 Diageo acquired an additional 3,310,515 shares (representing 0.46% of total shares) of United Spirits Limited for INR1,960 million (£23 million) and completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million).
In the six months ended 31 December 2018 purchase of shares of non-controlling interests comprised RMB 6,084 million (£696 million) and transaction costs of £1 million in respect of the acquisition of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF). This took Diageo’s shareholding in SJF from 39.71% to 60%.

(g) In the six months ended 31 December 2019 the net movement in other borrowings principally arose from the issue of commercial papers partially offset by cash movements on foreign exchange swaps and forwards. In the comparable period movements were driven by the cash movements of foreign exchange swaps and forwards.

(h) The exchange arising on net borrowings of £209 million is primarily driven by favourable exchange movements on US dollar and euro denominated borrowings partially offset by an unfavourable movement on foreign exchange swaps and forwards.

(i) Other non-cash items are principally in respect of the adoption of IFRS 16 on 1 July 2019 and additional leases entered into in the six months ended 31 December 2019. In the six months ended 31 December 2018 other non-cash items are principally in respect of changes in the fair value of borrowings.

Movement in equity

	2019	2018
	£ million	£ million
Equity at 30 June	10,156	11,713
Profit for the period	1,934	2,067
Exchange adjustments (a)	(623)	251
Remeasurement of post employment plans net of taxation	(82)	150
Purchase of shares of non-controlling interests (b)	(25)	(703)
Dividends to non-controlling interests	(52)	(55)
Equity dividends paid	(1,006)	(993)
Share buyback programme	(1,200)	(1,355)
Other reserve movements	128	58
Equity at 31 December	9,230	11,133

(a) Exchange movement in the six months ended 31 December 2019 primarily arose from exchange losses in respect of the Indian rupee, the euro and the US dollar.

(b) In the six months ended 31 December 2019 Diageo acquired an additional 3,310,515 shares of United Spirits Limited for INR1,960 million (£23 million) and completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million).
        In the six months ended 31 December 2018 Diageo acquired 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) which was already controlled and therefore consolidated prior to the transaction. This took Diageo’s shareholding in SJF from 39.71% to 60%.

Post employment plans
The net surplus of the group’s post employment benefit plans decreased by £12 million from £214 million at 30 June 2019 to £202 million at 31 December 2019. The decrease in net surplus is primarily attributable to the changes in assumptions in the United Kingdom due to the decrease in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (from 2.3% to 2.0%), partially offset by an increase in the market value of the assets held by the post employment schemes and the cash contribution paid into the plans in excess of income statement charge.
The operating profit charge before exceptional items increased by £4 million from £32 million for the six months ended 31 December 2018 to £36 million for the six months ended 31 December 2019. The six months ended 31 December 2019 includes a past service gain of £19 million following a communication to the deferred members of the Guinness Ireland Group Pension Scheme in respect of changing their expectation of a full pension prior to reaching the age of 65 (2018 - £22 million credit in respect of changes to future pension increases for the members of the UK Diageo Pension Scheme).
Total cash contributions by the group to all post employment plans in the year ending 30 June 2020 are estimated to be approximately £160 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2019	Six months ended 31 December 2018
	Notes	£ million	£ million

Sales	2	10,831	10,363
Excise duties		(3,631)	(3,455)
Net sales	2	7,200	6,908
Cost of sales		(2,702)	(2,508)
Gross profit		4,498	4,400
Marketing		(1,116)	(1,054)
Other operating items		(940)	(916)
Operating profit	2	2,442	2,430
Non-operating items	3	—	146
Finance income	4	163	181
Finance charges	4	(317)	(309)
Share of after tax results of associates and joint ventures		176	179
Profit before taxation		2,464	2,627
Taxation	5	(530)	(560)
Profit for the period		1,934	2,067

Attributable to:
Equity shareholders of the parent company		1,865	1,976
Non-controlling interests		69	91
		1,934	2,067

		million	million
Weighted average number of shares
Shares in issue excluding own shares		2,356	2,442
Dilutive potential ordinary shares		10	10
		2,366	2,452

		pence	pence
Basic earnings per share		79.2	80.9

Diluted earnings per share		78.8	80.6

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2019	Six months ended 31 December 2018
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(101)	183
- associates and joint ventures	(1)	1
Tax on post employment plans	20	(34)
	(82)	150
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	(585)	265
- associates and joint ventures	(161)	43
- non-controlling interests	(100)	42
Net investment hedges	223	(99)
Tax on exchange differences - group	(7)	1
Effective portion of changes in fair value of cash flow hedges
- hedge of foreign currency debt of the group	(60)	115
- transaction exposure hedging of the group	63	(66)
- commodity price risk of the group	5	(6)
- hedges by associates and joint ventures	3	(5)
- recycled to income statement - hedge of foreign currency debt of the group	50	(71)
- recycled to income statement - transaction exposure hedging of the group	12	20
Tax on effective portion of changes in fair value of cash flow hedges	5	(2)
Hyperinflation adjustment	(15)	(4)
Tax on hyperinflation adjustment	4	2
	(563)	235
Other comprehensive (loss)/profit, net of tax, for the period	(645)	385
Profit for the period	1,934	2,067
Total comprehensive income for the period	1,289	2,452

Attributable to:
Equity shareholders of the parent company	1,320	2,319
Non-controlling interests	(31)	133
Total comprehensive income for the period	1,289	2,452

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2019		30 June 2019		31 December 2018
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	6	12,035		12,557		12,555
Property, plant and equipment		4,834		4,455		4,238
Biological assets		42		34		26
Investments in associates and joint ventures		3,202		3,173		3,230
Other investments		51		49		48
Other receivables		48		53		59
Other financial assets		338		404		281
Deferred tax assets		71		138		106
Post employment benefit assets		955		1,060		1,036
			21,576		21,923		21,579
Current assets
Inventories	7	5,459		5,472		5,276
Trade and other receivables		3,587		2,694		3,541
Assets held for sale		51		65		83
Corporate tax receivables		68		83		12
Other financial assets		42		127		12
Cash and cash equivalents	8	950		932		1,591
			10,157		9,373		10,515
Total assets			31,733		31,296		32,094
Current liabilities
Borrowings and bank overdrafts	8	(3,381)		(1,959)		(1,742)
Other financial liabilities		(474)		(307)		(306)
Share buyback liability		(71)		(26)		(80)
Trade and other payables		(4,474)		(4,202)		(4,415)
Liabilities held for sale		(27)		(32)		(32)
Corporate tax payables		(336)		(378)		(446)
Provisions		(90)		(99)		(107)
			(8,853)		(7,003)		(7,128)
Non-current liabilities
Borrowings	8	(10,091)		(10,596)		(10,272)
Other financial liabilities		(405)		(124)		(154)
Other payables		(185)		(222)		(250)
Provisions		(320)		(317)		(295)
Deferred tax liabilities		(1,896)		(2,032)		(2,123)
Post employment benefit liabilities		(753)		(846)		(739)
			(13,650)		(14,137)		(13,833)
Total liabilities			(22,503)		(21,140)		(20,961)
Net assets			9,230		10,156		11,133

Equity
Share capital		743		753		767
Share premium		1,351		1,350		1,350
Other reserves		1,930		2,372		2,341
Retained earnings		3,499		3,886		4,908
Equity attributable to equity shareholders of the parent company			7,523		8,361		9,366
Non-controlling interests			1,707		1,795		1,767
Total equity			9,230		10,156		11,133

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)
	Sharecapital	Sharepremium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2018	780	1,349	2,133	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the period	—	—	—	—	1,976	1,976	1,976	91	2,067
Other comprehensive income	—	—	195	—	148	148	343	42	385
Employee share schemes	—	—	—	73	(26)	47	47	—	47
Share-based incentive plans	—	—	—	—	25	25	25	—	25
Share-based incentive plans in respect of associates	—	—	—	—	3	3	3	—	3
Shares issued	—	1	—	—	—	—	1	—	1
Purchase of non-controllinginterests	—	—	—	—	(627)	(627)	(627)	(76)	(703)
Change in fair value of put option	—	—	—	—	(2)	(2)	(2)	—	(2)
Share buyback programme	(13)	—	13	—	(1,355)	(1,355)	(1,355)	—	(1,355)
Dividends paid	—	—	—	—	(993)	(993)	(993)	(55)	(1,048)
At 31 December 2018	767	1,350	2,341	(2,071)	6,979	4,908	9,366	1,767	11,133

At 30 June 2019	753	1,350	2,372	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the period	—	—	—	—	1,865	1,865	1,865	69	1,934
Other comprehensive income	—	—	(452)	—	(93)	(93)	(545)	(100)	(645)
Employee share schemes	—	—	—	74	(35)	39	39	—	39
Share-based incentive plans	—	—	—	—	23	23	23	—	23
Share-based incentive plans in respect of associates	—	—	—	—	1	1	1	—	1
Shares issued	—	1	—	—	—	—	1	—	1
Purchase of non-controllinginterests	—	—	—	—	(15)	(15)	(15)	(10)	(25)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	5	5
Change in fair value of put option	—	—	—	—	(1)	(1)	(1)	—	(1)
Share buyback programme	(10)	—	10	—	(1,200)	(1,200)	(1,200)	—	(1,200)
Dividends paid	—	—	—	—	(1,006)	(1,006)	(1,006)	(52)	(1,058)
At 31 December 2019	743	1,351	1,930	(1,952)	5,451	3,499	7,523	1,707	9,230

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2019		Six months ended 31 December 2018
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,934		2,067
Taxation	530		560
Share of after tax results of associates and joint ventures	(176)		(179)
Net finance charges	154		128
Non-operating items	—		(146)
Operating profit		2,442		2,430
Increase in inventories	(85)		(245)
Increase in trade and other receivables	(1,016)		(829)
Increase in trade and other payables and provisions	423		418
Net increase in working capital		(678)		(656)
Depreciation, amortisation and impairment	286		185
Dividends received	3		3
Post employment payments less amounts included in operating profit	(60)		(61)
Other items	(5)		37
		224		164
Cash generated from operations		1,988		1,938
Interest received	86		101
Interest paid	(239)		(206)
Taxation paid	(547)		(229)
		(700)		(334)
Net cash inflow from operating activities		1,288		1,604
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	8		13
Purchase of property, plant and equipment and computer software	(330)		(271)
Sale of businesses and brands	—		419
Acquisition of businesses	(106)		(32)
Net cash (outflow)/inflow from investing activities		(428)		129
Cash flows from financing activities
Share buyback programme	(1,155)		(1,275)
Proceeds from issue of share capital	1		1
Net sale of own shares for share schemes	33		25
Dividends paid to non-controlling interests	(76)		(76)
Proceeds from bonds	1,289		1,754
Purchase of shares of non-controlling interests	(25)		(697)
Net movements in other borrowings	209		220
Equity dividends paid	(1,006)		(993)
Net cash outflow from financing activities		(730)		(1,041)

Net increase in net cash and cash equivalents		130		692
Exchange differences		(32)		14
Net cash and cash equivalents at beginning of the period		721		693
Net cash and cash equivalents at end of the period		819		1,399

Net cash and cash equivalents consist of:
Cash and cash equivalents		950		1,591
Bank overdrafts		(131)		(192)
		819		1,399

NOTES

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s condensed consolidated financial statements for the periods presented.

The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2019 except for changes on the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed interim financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended30 June 2019, with the exception of changes in estimates disclosed in note 15 - Contingent liabilities and legal proceedings.

Having reassessed the principal risks the directors considered it appropriate to adopt the going concern basis of accounting in preparing the condensed consolidated financial statements.

New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2019 with no impact on the group’s consolidated results, financial position or disclosures:

●
Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
●
Amendments to IFRS 9 - Prepayment Features with Negative Compensation
●
Improvements to IFRS 3 and IFRS 11 - Business combinations and Joint arrangements - Accounting for previously held interests
●
Improvements to IAS 12 - Income taxes - Accounting for income tax consequences of payments on financial instruments that are classified as equity
●
Improvements to IAS 23 - Borrowing costs on completed qualifying assets
●
Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement

The following standard issued by the IASB and endorsed by the EU, has been adopted by the group:

IFRS 16 - Leases. IFRS 16 replaced existing lease guidance including IAS 17 - Leases, IFRIC 4, SIC 15 and SIC 27. The group adopted IFRS 16 with effect from 1 July 2019 by applying the modified retrospective method, meaning that the figures, as at, and for the six months ended 31 December 2018 and the year ended 30 June 2019 have not been restated.

Information in respect of the adoption of IFRS 16 is included in Note 14.

The following standard, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 - Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2019 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2019.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Six months ended	North America	Europeand Turkey	Africa	Latin America and Caribbean	AsiaPacific	ISC	Eliminateinter- segment sales	Totaloperating segments	Corporateand other	Total
31 December 2019	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	2,830	2,971	1,212	893	2,898	811	(811)	10,804	27	10,831
Net sales
At budgeted exchange rates(i)	2,395	1,617	825	679	1,455	874	(811)	7,034	27	7,061
Acquisitions and disposals	25	5	17	—	1	—	—	48	—	48
ISC allocation	8	37	3	8	7	(63)	—	—	—	—
Retranslation to actual exchange rates	74	7	3	(7)	14	—	—	91	—	91
Net sales	2,502	1,666	848	680	1,477	811	(811)	7,173	27	7,200
Operating profit/(loss)
At budgeted exchange rates(i)	1,098	573	164	250	424	73	—	2,582	(84)	2,498
Acquisitions and disposals	1	(2)	—	—	—	—	—	(1)	—	(1)
ISC allocation	11	37	3	12	10	(73)	—	—	—	—
Fair value remeasurement of contingent consideration	(4)	—	—	—	—	—	—	(4)	—	(4)
Fair value remeasurement of biological assets	—	—	—	4	—	—	—	4	—	4
Retranslation to actual exchange rates	14	7	(8)	(9)	(2)	—	—	2	2	4
Operating profit/(loss) before exceptional items	1,120	615	159	257	432	—	—	2,583	(82)	2,501
Exceptional items	—	—	—	—	(59)	—	—	(59)	—	(59)
Operating profit/(loss)	1,120	615	159	257	373	—	—	2,524	(82)	2,442
Non-operating items										—
Net finance charges										(154)
Share of after tax results of associates and joint ventures										176
Profit before taxation										2,464

Six months ended	North America	Europeand Turkey	Africa	Latin America and Caribbean	AsiaPacific	ISC	Eliminateinter- segment sales	Totaloperating segments	Corporateand other	Total
31 December 2018	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	2,667	2,879	1,160	864	2,765	923	(923)	10,335	28	10,363
Net sales
At budgeted exchange rates(i)	2,108	1,629	784	648	1,379	980	(920)	6,608	29	6,637
Acquisitions and disposals	68	1	1	—	1	—	—	71	—	71
ISC allocation	7	35	3	8	7	(60)	—	—	—	—
Retranslation to actual exchange rates	173	(32)	33	16	11	3	(3)	201	(1)	200
Net sales	2,356	1,633	821	672	1,398	923	(923)	6,880	28	6,908
Operating profit/(loss)
At budgeted exchange rates(i)	953	581	143	221	385	88	—	2,371	(77)	2,294
Acquisitions and disposals	40	1	1	—	—	—	—	42	—	42
ISC allocation	10	46	4	19	9	(88)	—	—	—	—
Retranslation to actual exchange rates	98	(14)	5	14	15	—	—	118	(3)	115
Operating profit/(loss) before exceptional items	1,101	614	153	254	409	—	—	2,531	(80)	2,451
Exceptional items	—	—	—	—	—	—	—	—	(21)	(21)
Operating profit/(loss)	1,101	614	153	254	409	—	—	2,531	(101)	2,430
Non-operating items										146
Net finance charges										(128)
Share of after tax results of associates and joint ventures										179
Profit before taxation										2,627

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segmental sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)
The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)
Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.26 (2018 – £1 = $1.29) and euro – £1 = €1.14 (2018 – £1 = €1.12). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.32 (31 December 2018 – £1 = $1.27, 30 June 2019 – £1 = $1.27) and euro – £1 = €1.18 (31 December 2018 – £1 = €1.11, 30 June 2019 – £1 = €1.12). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed separately. See Explanatory Notes (c) Exceptional items for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.
	Six months ended 31 December 2019	Six months ended 31 December 2018
	£ million	£ million

Items included in operating profit
Impairment of Old Tavern brand	(59)	—
Guaranteed minimum pension equalisation	—	(21)
	(59)	(21)
Non-operating items
Acquisition/sale of businesses
Step up acquisitions	8	—
Loss on the expected sale of United National Breweries	(7)	(8)
Loss on disposal of associate	(1)	—
Portfolio of 19 brands	—	154
	—	146

Exceptional items before taxation	(59)	125

Items included in taxation
Tax on exceptional operating items	14	4
Tax on exceptional non-operating items	—	(34)
	14	(30)

Total exceptional items	(45)	95

Attributable to:
Equity shareholders of the parent company	(25)	95
Non-controlling interests	(20)	—
Total exceptional items	(45)	95

Exceptional items included in operating profit are charged to other operating expenses.

4. Finance income and charges

	Six months ended 31 December 2019	Six months ended 31 December 2018
	£ million	£ million

Interest income	122	102
Fair value gain on financial instruments	24	59
Total interest income	146	161
Interest charges	(271)	(224)
Fair value loss on financial instruments	(23)	(57)
Total interest charges	(294)	(281)
Net interest charges	(148)	(120)

Net finance income in respect of post employment plans in surplus	13	14
Hyperinflation adjustment in respect of Venezuela (a)	3	6
Other finance income	1	—
Total other finance income	17	20
Net finance charge in respect of post employment plans in deficit	(9)	(12)
Unwinding of discounts	(7)	(8)
Interest charge in respect of direct and indirect tax	(5)	(5)
Change in financial liability (Level 3)	(1)	(2)
Other finance charges	(1)	(1)
Total other finance charges	(23)	(28)
Net other finance charges	(6)	(8)

Included in interest charges was interest in respect of leases of £7 million for the six months ended 31 December 2019 (2018 - £4 million), including interest expense of £4 million as a result of the adoption of IFRS 16.

(a) Hyperinflation adjustment in respect of Venezuela

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VES) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering the inflation forecast and the most appropriate official exchange rate (DICOM). The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 2,525,956 for the six months ended 31 December 2019 (2018 - VES/£ 10,466).
The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the six months ended 31 December 2019 and 31 December 2018 and the impact that would have resulted if the DICOM exchange rate had been applied for consolidation.

6 months to 31 December 2019		6 months to 31 December 2018
At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
2,525,956 VES/£	61,213 VES/£	10,466 VES/£	809 VES/£
£ million	£ million	£ million	£ million

Net sales	—	4	—	1
Operating profit	—	11	—	—
Other finance income - hyperinflation adjustment	3	132	6	72
Net cash inflow from operating activities	—	7	—	1
Net assets	48	2,000	65	843

5. Taxation

For the six months ended 31 December 2019, the £530 million taxation charge (2018 -£560 million) comprises a UK tax charge of £133 million (2018 - £134 million) and a foreign tax charge of £397 million (2018 - £426 million).

6. Intangible assets

In the six months ended 31 December 2019, an impairment charge of £59 million in respect of the Old Tavern brand in India has been recognised in other operating expenses. Forecast cash flow assumptions were reduced principally due to the general economic downturn in India. A pre-tax discount rate of 13% (2019 - 14%) for India has been used to calculate the net present value of the future cash flows expected to be generated by Old Tavern brand.

Sensitivity to change in key assumptions

Impairment testing for the six months ended 31 December 2019 identified cash-generating units (CGUs) as being sensitive to reasonably possible changes in assumptions.
The table below shows the headroom at 31 December 2019 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU £ million	Headroom £ million	1ppt increase indiscount rate £ million	2ppt decrease in annual growth rate£ million	5ppt decrease in annual growth rateforecast period 2020-2029 £ million
India(i)	4,501	592	(59)	—	(978)
Antiquity brand(ii)	198	36	—	—	(19)
Windsor Premier brand(iii)	607	6	(75)	(167)	—

(i)
As India is a developing market, where maturity is not expected for a number of years, a management forecast growth projection was used until 2029. Reasonably possible changes in the key assumptions that would result in an impairment of the cash-generating unit is considered to be 5ppt decrease in the annual growth rates throughout the forecast period or a 1ppt increase in discount rate. The cumulative effect of such a change is disclosed in the table above.
(ii)
Antiquity brand is disclosed as sensitive as forecast cash flow assumptions were reduced principally due to the general economic downturn in India. The only change in the key assumptions considered reasonably possible that would result in an impairment of the brand would be a 5ppt decrease in the annual growth rates throughout the forecast period. The cumulative effect of such a change is disclosed in the table above.
(iii)
The Windsor Premier brand is disclosed as sensitive due to the challenging whisky market in Korea. Reasonably possible changes in the key assumptions that would result in an impairment of the brand would be a 2ppt decrease in the annual growth rate in perpetuity or a 1ppt increase in discount rate. The cumulative effect of such changes is disclosed in the table above.

It remains possible that changes in assumptions could arise other than those indicated in the table above.
For all intangibles with an indefinite life, other than those disclosed in the table above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to materially exceed their recoverable amounts.

7. Inventories

	31 December 2019	30 June 2019	31 December 2018
	£ million	£ million	£ million

Raw materials and consumables	322	338	327
Work in progress	59	46	51
Maturing inventories	4,358	4,334	4,201
Finished goods and goods for resale	720	754	697
	5,459	5,472	5,276

8. Net borrowings

	31 December 2019	30 June 2019	31 December 2018
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(3,381)	(1,959)	(1,742)
Borrowings due after one year	(10,091)	(10,596)	(10,272)
Fair value of foreign currency forwards and swaps	39	370	195
Fair value of interest rate hedging instruments	89	104	20
Lease liabilities	(486)	(128)	(144)
	(13,830)	(12,209)	(11,943)
Cash and cash equivalents	950	932	1,591
	(12,880)	(11,277)	(10,352)

Lease liabilities at 31 December 2019 include £376 million in respect of leases that would have been accounted for as operating leases prior to the adoption of IFRS 16. Comparative information has not been restated.

9. Reconciliation of movement in net borrowings

	Six months ended 31 December 2019	Six months ended 31 December 2018
	£ million	£ million

Net increase in cash and cash equivalents before exchange	130	692
Net increase in bonds and other borrowings(i)	(1,503)	(1,974)
Net increase in net borrowings from cash flows	(1,373)	(1,282)
Exchange differences on net borrowings	209	(32)
Other non-cash items(ii)	(188)	53
Net borrowings at beginning of the period	(11,277)	(9,091)
Adoption of IFRS 16	(251)	—
Net borrowings at end of the period	(12,880)	(10,352)

(i)
In the six months ended 31 December 2019, net increase in bonds and other borrowings excludes £5 million cash outflow in respect of derivatives designated in forward point hedges (2018 - nil).
(ii)
In the six months ended 31 December 2019 other non-cash items are principally in respect of leases of £169 million entered into in the period. In the six months ended 31 December 2018 other non-cash items are principally in respect of changes in the fair value of borrowings.

In the six months ended 31 December 2019, the group issued bonds of $1,600 million (£1,289 million) and in the comparable period the group issued bonds of €2,000 million (£1,754 million).
All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

10. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 31 December 2019 £165 million (30 June 2019 - £174 million) is recognised as a liability with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2019 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance.
The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2021, the fair value of the liability would increase by approximately £15 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six month ended 31 December 2019.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2019	30 June 2019	31 December 2018
			(restated(i))
	£ million	£ million	£ million
Derivative assets	379	531	293
Derivative liabilities	(228)	(129)	(145)
Valuation techniques based on observable market input (Level 2)	151	402	148
Financial assets - other	96	86	91
Financial liabilities - other	(386)	(401)	(377)
Valuation techniques based on unobservable market input (Level 3)	(290)	(315)	(286)

(i)
Restated to include contingent consideration of £206 million recognised on acquisitions of businesses in financial liabilities - other.

Lease liabilities were £486 million at 31 December 2019 (30 June 2019 – £128 million prior to the adoption of IFRS 16).
The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2019 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £14,288 million and the carrying value was £13,472 million (30 June 2019 – £13,240 million and £12,555 million, respectively).

11. Dividends and other reserves

	Six months ended 31 December 2019	Six months ended 31 December 2018
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2019 of 42.47 pence per share (2018 - 40.40 pence)	1,006	993

An interim dividend of 27.41 pence per share (2018 - 26.10 pence) was approved by the Board of Directors on 29 January 2020. As the approval was after the balance sheet date, it has not been included as a liability.
Other reserves of £1,930 million at 31 December 2019 (2018 – £2,341 million) include a capital redemption reserve of £3,200 million (2018 – £3,176 million), a hedging reserve of £41 million surplus (2018 – £83 million deficit) and an exchange reserve of £1,311 million deficit (2018 – £752 million deficit).

12. Acquisition of businesses and purchase of non-controlling interests

(i) Acquisition of businesses

In the six months ended 31 December 2019 Diageo completed a number of small acquisitions. The largest of which were Seedlip Ltd and Anna Seed 83 Ltd (the brand owner of Aecorn), makers of distilled non-alcoholic spirits and aperitifs. Both acquisitions were completed on 6 August 2019.

Provisional fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of businesses in the six months ended 31 December 2019 were as follows:

£ million
Brands	102
Working capital	(1)
Cash	2
Deferred tax liability	(19)
Fair value of assets and liabilities	84
Goodwill arising on acquisition	8
Step acquisition	(23)
Consideration payable	69
Satisfied by:
Cash consideration paid	27
Contingent consideration payable	42
69

Cash consideration paid for subsidiaries	(27)
Cash consideration paid for investments in associates	(4)
Cash acquired	2
Capital injection to associates	(23)
Cash consideration paid in respect of prior year acquisitions	(54)
Net cash outflow on acquisition of business	(106)

The contingent consideration payable represents the present value of payments up to £60 million linked to certain performance targets and are expected to be paid over the next 6 years.

(ii) Purchase of shares of non-controlling interests

On 29 July 2019 East African Breweries Limited completed a purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million). This increased Diageo’s effective shareholding from 39.2% to 40.2%.
On 20 August 2019 Diageo acquired 3,310,515 shares of United Spirits Limited (USL) for INR1,960 million (£23 million) which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.24% (excluding 2.38% owned by the USL Benefit Trust).

13. Sale of businesses

In the six months ended 31 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac for an aggregate consideration of $550 million (£435 million).

14. Adoption of IFRS 16 Leases

The group adopted IFRS 16 with effect from 1 July 2019 by applying the modified retrospective method, meaning that the figures, as at, and for the six months ended 31 December 2018 and the year ended 30 June 2019 have not been restated. Under the new standard, outstanding lease liabilities have been recognised at 1 July 2019, for leases previously classified as operating leases, at the present value of the future lease payments over their reasonably certain lease term. Right-of-use assets have been recognised equal to the net present value of the lease liabilities, adjusted for the amount of any prepaid or accrued lease payment, lease incentives and provisions for onerous leases. There was no impact on retained earnings as at 1 July 2019. The interest rate used to discount the future payments in the calculation of the lease liability is the incremental borrowing rate at 1 July 2019 taking into account the currency and duration of the lease. The weighted average incremental borrowing rate applied across all operating leases capitalised on 1 July 2019 was 3.2%.
The group has decided to reduce the complexity of implementation by taking advantage of a number of practical expedients on transition on 1 July 2019 namely:
(i)
to not capitalise leases which expire within a year of 1 July 2019;
(ii)
to apply a single discount rate to portfolios of leases with similar characteristics; and
(iii)
to adjust the right-of-use asset by the amount of any provision for onerous leases recognised immediately before the date of initial application.
The group has not capitalised leases on transition where the value of the asset when it is new is lower than $5,000 (low value assets).
The group has recognised services associated with a lease as other operating expenses. Payments associated with leases of low value assets and leases with a lease term of twelve months or less are recognised as other operating expenses.
A judgement in calculating the initial impact on adoption includes determining the lease term where extension or termination options exist. In such instances any economic incentive to retain or end a lease have been considered and extension periods only included when it is considered reasonably certain that an option to extend a lease will be exercised.
The leases (previously classified as operating leases) which have been recorded on the balance sheet following implementation of IFRS 16 are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles.
A reconciliation of differences between the operating lease commitments disclosed under IAS 17 and disclosed in note 19(b) of Diageo’s 2019 Annual Report and the lease liabilities under IFRS 16, at 1 July 2019, is as follows:

£ million
Operating lease commitments at 30 June 2019	(321)
Leases expiring within a year of 1 July 2019	19
Low value assets	11
Impact of discounting	40
Total additional lease liabilities recognised on adoption of IFRS 16	(251)
Finance lease liabilities at 30 June 2019	(128)
Total lease liabilities at 1 July 2019	(379)
Total lease liabilities at 1 July 2019 - current	(107)
Total lease liabilities at 1 July 2019 - non-current	(272)

The impact of the adoption of IFRS 16 on affected lines of the consolidated balance sheet at 1 July 2019 is as follows:

	30 June 2019	IFRS 16 impact	1 July 2019
	£ million	£ million	£ million
Non-current assets
Property, plant and equipment	4,455	236	4,691
Other financial assets	404	1	405
Current assets
Trade and other receivables	2,694	(2)	2,692

Current liabilities
Other financial liabilities	(307)	(64)	(371)
Trade and other payables	(4,202)	13	(4,189)
Non-current liabilities
Other financial liabilities	(124)	(187)	(311)
Provisions	(317)	3	(314)

As a result of the adoption of IFRS 16 the total assets increased by £235 million from £31,296 million to £31,531 million and the total liabilities increased by £235 million from £21,140 million to £21,375 million on 1 July 2019.
There is no impact on deferred tax balances. With effect from 1 July 2019, the consolidated income statement includes the depreciation of the right-of-use asset in operating profit and the unwind of the discount on the lease liability in finance charges. Under IAS 17 in the six months ended 31 December 2018 the operating lease payments were included in operating profit in the income statement. For the six months ended 31 December 2019 depreciation of right-of-use assets was £39 million and the finance charge in respect of the group’s lease liabilities was £7 million.
The adoption of IFRS 16 resulted in an immaterial benefit to operating profit and an immaterial increase in finance charges. Profit before tax, taxation and earnings per share have not been significantly impacted. The adoption of IFRS 16 has had no impact on the group’s net cash flows although a presentation change has been reflected whereby the principal element of the lease payments (for leases formerly classified as operating leases under IAS 17) of £32 million in the six months ended 31 December 2019, are disclosed as part of cash flow from financing activities and the interest element is included in cash flow from operating activities. Under IAS 17 both the principal and interest cash flows from operating leases would have been disclosed as part of cash flows from operating activities.

15. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 31 December 2019, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 31 December 2019, Diageo has a 55.24% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.
On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending. On 10 January 2020, the Supreme Court directed the High Court to decide the UBHL appeal within three months.
Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.
Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.
While the first three instalments of $7 million (£5 million) each would have become due on 25 February 2017, 25 February 2018 and 25 February 2019, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018 and 22 February 2019, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya) Continental Administration Services Limited (CASL) (a company which holds assets on trust for and is affiliated with Dr Mallya) for in excess of $142 million (£105 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.
Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018.
Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.
DHN’s summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£102 million ) plus interest of $11 million (£8 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£51 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo’s costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against those companies, both in the United Kingdom and in other jurisdictions where they are present or hold assets.
The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now proceeding to trial and following a case management conference on 6 December 2019, that trial is scheduled to take place from 11 October 2021 through 21 October 2021.
As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.
As stated in USL’s previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.
In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.
The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.
DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.
Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.
Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson’s liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.
Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.
In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.
The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.
On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£96 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.
As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.
DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL’s liability to repay DHN. The successful outcome of that application and the current status of other aspects of the claims are described in paragraph (c) above.

(e) Other matters in relation to USL
Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).
Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.
In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of £72 million (INR 6,280 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of £5 million (INR 459 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending.

(g) SEC Inquiry
Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo expects this matter to reach a conclusion in fiscal 2020, and it believes the outcome will have an immaterial effect on its financial results in the period.

(h) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.
In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation Diageo may be affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including Diageo, have appealed to the General Court of the European Union against the decision. The UK government is required to commence collection proceedings and therefore it is expected that Diageo will have to make a payment in the year ending 30 June 2020 in respect of this case. At present it is not possible to determine the amount that the UK government will seek to collect. If the decision of the European Commission is upheld, Diageo calculates its maximum potential liability to be approximately £275 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.
Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £350 million for Brazil and up to approximately £170 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
 In addition to the risks highlighted above, payments were made under protest in India in respect of the periods 1 July 2009 to 30 June 2015 in relation to tax assessments where the risk is considered to be remote. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 31 December 2019 is £101 million (corporate tax payments of £91 million and indirect tax payments of £10 million).

(i) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

16. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the six months ended 31 December 2019 on terms other than those that prevail in arm’s length transactions.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Report on the condensed set of financial statements

Our conclusion

We have reviewed Diageo plc's condensed set of financial statements (the "interim financial statements") in the interim results of Diageo plc for the six month period ended 31 December 2019. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

●
the condensed consolidated balance sheet as at 31 December 2019;
●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●
the condensed consolidated statement of cash flows for the period then ended;
●
the condensed consolidated statement of changes in equity for the period then ended; and
●
the explanatory notes to the interim financial statements.

The interim financial statements included in the interim results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The interim results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the interim results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
29 January 2020

a)
The maintenance and integrity of the Diageo plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b)
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the six months ended 31 December 2018 (2018) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to Explanatory Notes, Risk factors – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating profit increases to the most comparable GAAP measures as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled ‘adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurement and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment.

(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairments of fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Exceptional current and deferred tax items, comprising material unusual non-recurring items, impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Organic movement calculations for the six months ended 31 December 2019 were as follows:

	North Americamillion	Europeand Turkey million	Africamillion	Latin Americaand Caribbean million	AsiaPacific million	Corporatemillion	Totalmillion
Volume (equivalent units)
2018 reported	25.6	25.7	17.6	12.4	49.2	—	130.5
Disposals(iii)	(1.3)	—	(0.3)	—	—	—	(1.6)
2018 adjusted	24.3	25.7	17.3	12.4	49.2	—	128.9
Organic movement	0.7	(0.3)	0.3	(0.1)	(0.4)	—	0.2
Disposals(iii)	1.1	—	0.3	—	—	—	1.4
2019 reported	26.1	25.4	17.9	12.3	48.8	—	130.5
Organic movement %	3	(1)	2	(1)	(1)	—	—

	North America£ million	Europeand Turkey £ million	Africa£ million	Latin Americaand Caribbean £ million	AsiaPacific £ million	Corporate£ million	Total£ million
Sales
2018 reported	2,667	2,879	1,160	864	2,765	28	10,363
Exchange(i)	(24)	(28)	(4)	1	5	—	(50)
Disposals(iii)	(81)	(3)	(42)	(1)	(1)	—	(128)
2018 adjusted	2,562	2,848	1,114	864	2,769	28	10,185
Organic movement	150	107	64	36	85	(1)	441
Acquisitions and disposals(iii)	34	5	30	—	1	—	70
Exchange(i)	84	11	4	(7)	43	—	135
2019 reported	2,830	2,971	1,212	893	2,898	27	10,831
Organic movement %	6	4	6	4	3	(4)	4

	North America£ million	Europeand Turkey £ million	Africa£ million	Latin Americaand Caribbean £ million	AsiaPacific £ million	Corporate£ million	Total£ million
Net sales
2018 reported	2,356	1,633	821	672	1,398	28	6,908
Exchange(i)	(20)	(20)	(4)	2	3	—	(39)
Disposals(iii)	(62)	(1)	(29)	(1)	(1)	—	(94)
2018 adjusted	2,274	1,612	788	673	1,400	28	6,775
Organic movement	129	42	40	14	62	(1)	286
Acquisitions and disposals(iii)	25	5	17	—	1	—	48
Exchange(i)	74	7	3	(7)	14	—	91
2019 reported	2,502	1,666	848	680	1,477	27	7,200
Organic movement %	6	3	5	2	4	(4)	4

Marketing
2018 reported	383	260	91	110	208	2	1,054
Exchange	(2)	(7)	—	1	—	—	(8)
2018 adjusted	381	253	91	111	208	2	1,046
Organic movement	22	11	5	2	22	—	62
Acquisitions(iii)	1	1	—	—	—	—	2
Exchange	—	3	1	—	2	—	6
2019 reported	404	268	97	113	232	2	1,116
Organic movement %	6	4	5	2	11	—	6

Operating profit
2018 reported	1,101	614	153	254	409	(80)	2,451
Exchange(ii)	(7)	(13)	(3)	1	2	1	(19)
Disposals(iii)	(41)	(1)	(2)	—	—	—	(44)
2018 adjusted	1,053	600	148	255	411	(79)	2,388
Organic movement	56	10	19	7	23	(5)	110
Acquisitions and disposals(iii)	1	(2)	—	—	—	—	(1)
Fair value remeasurement of contingent considerations and equity option	(4)	—	—	—	—	—	(4)
Fair value remeasurement of biological assets	—	—	—	4	—	—	4
Exchange(ii)	14	7	(8)	(9)	(2)	2	4
2019 reported	1,120	615	159	257	432	(82)	2,501
Organic movement %	5	2	13	3	6	(6)	5
Organic operating margin %
2019	46.2%	36.9%	20.2%	38.1%	29.7%	n/a	35.4%
2018	46.3%	37.2%	18.8%	37.9%	29.4%	n/a	35.2%
Margin improvement / (decline) (bps)	(16)	(34)	139	25	33	n/a	13

(1)
For the reconciliation of sales to net sales see Summary Income Statement.
(2)
Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i) The impact of movements in exchange rates on reported figures for sales and net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, the Indian rupee and the Mexican peso, partially offset by strengthening of sterling against the euro.
(ii) The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the strengthening of sterling against the US dollar.
(iii)
In the six months ended 31 December 2019 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operatingprofit
	equ. units million	£ million	£ million	£ million	£ million
Six months ended 31 December 2018
Disposals
Portfolio of 19 brands	(1.3)	(88)	(67)	—	(42)
South African ready to drink	(0.3)	(38)	(25)	—	—
South African cider	—	(2)	(2)	—	(2)
	(1.6)	(128)	(94)	—	(44)

Six months ended 31 December 2019
Acquisition
Seedlip and Aecorn	—	5	5	2	(3)
	—	5	5	2	(3)

Disposals
Supply contracts in respect of the 19 brands sold to Sazerac	1.1	35	26	—	2
South African ready to drink	0.3	30	17	—	—
	1.4	65	43	—	2

Acquisitions and disposals	1.4	70	48	2	(1)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the six months ended 31 December 2019 and 31 December 2018 are set out in the table below.

	2019	2018
	£ million	£ million

Profit attributable to equity shareholders of the parent company	1,865	1,976
Exceptional operating and non-operating items attributable to equity shareholders of the parent company	33	(125)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	(8)	30
	1,890	1,881

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,356	2,442
Dilutive potential ordinary shares	10	10
	2,366	2,452

	pence	pence
Basic earnings per share before exceptional items	80.2	77.0

Diluted earnings per share before exceptional items	79.9	76.7

(1) The impact of the adoption of IFRS 16 on 1 July 2019 on earnings per share before exceptional items for the six months ended 31 December 2019 is immaterial.

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the six months ended 31 December 2019 and 31 December 2018 are set out in the table below:

	2019	2018
	£ million	£ million

Net cash inflow from operating activities	1,288	1,604
Disposal of property, plant and equipment and computer software	8	13
Purchase of property, plant and equipment and computer software	(330)	(271)
Free cash flow	966	1,346

(1) Free cash flow for the six months ended 31 December 2019 has benefited by £32 million as a result of the adoption of IFRS 16 on 1 July 2019.

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the period, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the six months ended 31 December 2019 and 31 December 2018 are set out in the table below.

	2019	2018
	£ million	£ million

Operating profit	2,442	2,430
Exceptional operating items	59	21
Profit before exceptional operating items attributable to non-controlling interests	(89)	(91)
Share of after tax results of associates and joint ventures	176	179
Tax at the tax rate before exceptional items of 21.6% (2018 – 21.2%)	(559)	(538)
	2,029	2,001

Average net assets (excluding net post employment assets/liabilities)	9,520	11,279
Average non-controlling interests	(1,751)	(1,766)
Average net borrowings	12,204	9,722
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	23,174	22,436

Return on average total invested capital	17.5%	17.8%

(1) Calculation of average net borrowings includes £251million in respect of IFRS 16 adoption for 1st July 2019.
(2) The return on average total invested capital for the six months ended 31 December 2019 was adversely impacted by 20bps as a result of the adoption of IFRS 16 on 1 July 2019.

Net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)
Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 31 December 2019 and 31 December 2018 are set out in the table below.

	2019	2018
	£ million	£ million

Borrowings due within one year	3,381	1,742
Borrowings due after one year	10,091	10,272
Fair value of foreign currency derivatives and interest rate hedging instruments	(128)	(215)
Lease liabilities	486	144
Less: Cash and cash equivalents	(950)	(1,591)
Net borrowings	12,880	10,352
Post employment benefit liabilities before tax	753	739
Adjusted net borrowings	13,633	11,091

Operating profit	4,054	3,931
Depreciation, amortisation and impairment (excluding exceptional items)	416	366
Share of after tax results of associates and joint ventures	309	320
Exceptional impairment	59	128
Non-operating items	(2)	146
EBITDA	4,836	4,891
Exceptional operating items (excluding impairment)	53	21
Non-operating items	2	(146)
Adjusted EBITDA	4,891	4,766

Adjusted net borrowings to adjusted EBITDA	2.8	2.3

(1) EBITDA and adjusted EBITDA is calculated based on last 12 months.
(2) The ratio of adjusted net borrowings to adjusted EBITDA at 31 December 2019 increased by 0.1 times as a result of the adoption of IFRS 16 on 1 July 2019.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2019 and six months ended 31 December 2018 are set out in the table below:

	2019	2018
	£ million	£ million

Tax before exceptional items (a)	544	530
Tax in respect of exceptional items	(14)	30
Taxation on profit (b)	530	560

Profit from operations before taxation and exceptional items (c)	2,523	2,502
Non-operating items	—	146
Exceptional operating items	(59)	(21)
Profit before taxation (d)	2,464	2,627

Tax rate before exceptional items (a/c)	21.6%	21.2%
Tax rate from operations after exceptional items (b/d)	21.5%	21.3%

(1) The tax rate before exceptional items is not materially affected by the adoption of IFRS 16 on 1 July 2019.

Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka, Ketel One Botanicals; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila; Villa Ascenti, Copper Dog whisky, Belsazar.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, J&B, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include cider and some non-alcoholic products such as Malta Guinness.
The results of Hop House 13 Lager are included in the Guinness figures.
References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Popov, Myers’s, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth’s, Black Haus, Peligroso, Grind, Piehole and John Begg.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the Annual Report for the year ended 30 June 2019 and under ‘Risk Factors’ in the Annual Report on Form 20-F for the year ended 30 June 2019.

These key risks and uncertainties include: unfavourable economic, political, social or other developments and risks in the countries in which Diageo operates, including in relation to the potential impact of any global, regional or local trade disputes (including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom) and the process surrounding the exit of the United Kingdom from the European Union; changes in consumer preferences and tastes and adverse impacts of a downturn in economic conditions, among other factors, which could adversely affect demand; litigation or similar proceedings specifically directed at the beverage alcohol industry, as well as other litigation or proceedings more generally; changes in the international tax environment resulting in unexpected tax exposures; the impact of climate change, or legal, regulatory or market measures intended to address climate change, including on the cost and supply of water; changes in the cost of production; other legal and regulatory developments impacting the production, distribution and marketing of Diageo’s products and its business more generally; the consequences of any failure to comply with anti-corruption, sanctions or similar laws and regulations; any failure of internal controls, including those affecting compliance with accounting and/or disclosure requirements; the impact of any contamination, counterfeiting or other events on support for and sales of Diageo’s brands; any failure by Diageo to maintain its brand image and corporate reputation; competitive pressures, which could reduce Diageo’s market share and margins; any disruption to production facilities, business service centres or information systems (including as a result of cyber-attacks); any disruption to the business caused by health concerns or pandemics; failures to derive the expected benefits from Diageo’s business strategies, acquisitions and/or any cost-saving and restructuring programmes; increased costs for, or shortages of, talent; fluctuations in exchange and/or interest rates; movements in the value of Diageo’s pension funds; any failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; any inability by Diageo to protect its intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo and its directors.

Brexit and related risks

The process surrounding the United Kingdom’s future trading relationship with the European Union continues. We remain of the view that, in the event of either a future free trade agreement (FTA) or a ‘no FTA’ outcome at the end of the implementation period between the UK and the EU, the direct financial impact to Diageo will not be material. In the EU, we expect that the vast majority of our finished case goods will continue to trade tariff free, with no change to existing tariffs in either scenario. There has been progress made in relation to the future trading arrangements of the UK with a number of third party countries agreeing to trade on the terms of existing EU FTAs, once the UK leaves the EU. If the UK Government is unable to renew all of the existing FTAs on which we rely, trading could revert to WTO rules. We have mitigation plans in place to minimise any short term disruption that could arise from such a scenario.
We have further considered the principal impact to our supply chain of a no FTA scenario which we have assessed as limited and believe that we have appropriate plans in place to mitigate this risk. The full implications of Brexit will not be understood until future trade, regulatory and tax arrangements to be entered into by the United Kingdom are established. Furthermore, we could experience changes to laws and regulations post Brexit, in areas such as intellectual property rights, employment, environment, supply chain logistics, data protection, and health and safety.
A cross-functional working group is in place that meets on a regular basis to identify and assess the consequences of Brexit, with all major functions within our business represented. We continue to monitor this risk area very closely, as well as the broader environment risks, including a continuing focus on identifying critical decision points to ensure potential disruption is minimised, and take prudent actions to mitigate these risks wherever practical.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade disputes, including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom) or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories;
●
the process surrounding the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity whilst any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo's business operations and financial performance (see more detailed status on Brexit above);
●
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, low or no alcohol, or other alternative products), changes in travel, vacation or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;
●
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;
●
changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
●
the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;
●
changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;
●
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;
●
the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
●
Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
●
contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;
●
any disruption to production facilities, business service centres or information systems, including as a result of cyber attacks;
●
increased costs for, or shortages of, talent, as well as labour strikes or disputes;
●
Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;
●
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;
●
movements in the value of the assets and liabilities related to Diageo’s pension plans;
●
Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
●
any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the ‘Risk Factors’ section immediately preceding those and by the ‘Risk Factors’ included in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2019 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2020.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors’ responsibilities

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

●
the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU and give a true and fair view of the assets, liabilities, financial position and profit and loss of the group;

●
the interim management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the last annual report that could do so.

The directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Debra Crew, Lord Davies of Abersoch, Ho KwonPing and Nicola Mendelsohn.

Webcast, presentation slides and transcript

At 07.15 (UK time) on Thursday 30 January 2020, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo’s interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call and replay

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 30 January at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)330 027 1446
From the UK (free call):	0800 756 3333
From the USA:	+1 334 777 6978
From the USA (free call):	800 367 2403

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email suzanne.austin@diageo.com.

A transcript of the Q&A session will be available for download on 31 January 2020 at www.diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK:	+44 (0) 20 7660 0134
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Andy Ryan	+44 (0) 20 8978 6504
	Luke McFarland	+44 (0) 20 8978 6019
	Vinod Rao	+44 (0) 20 8978 2402
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642 561
	Rebecca Perry	+44 (0) 7590 809 101
	Dominic Redfearn	+44 (0) 7971 977 759
	Greg Dawson	+44 (0) 7568 131 101
press@diageo.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 January 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary